Catlin Group Limited

Interim Statement 2004

RECEIVED
2004 SEP 30 A 11:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04045205

SUPPL

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

JW 9/30

CATLIN

Catlin Group Limited is a publicly listed, international property and casualty insurer and reinsurer. The Group operates three underwriting platforms – the Catlin Syndicate at Lloyd's, Catlin Bermuda and Catlin UK – as well as wholly owned offices worldwide.

The Catlin Group is incorporated in Bermuda. Its common shares are traded on the London Stock Exchange (CGL).

Key financial data

For the six months ended 30 June (US Dollars in thousands, except where indicated)

	2004	2003	% change
Gross premiums written	**935,300**	747,004	25%
Net premiums written	**795,342**	657,462	21%
Net premiums earned	**548,230**	356,305	54%
Total revenues	**565,220**	376,020	50%
Income before income taxes	**112,627**	59,605	89%
Net income	**95,846**	50,726	89%
Pro forma net income per share (US$)	**0.62**	0.41	51%
Dividends per share (pence)	**4.3**	–	–
Unearned premiums	**914,015**	710,048	29%
Effective tax rate	**14.9%**	14.9%	–
Combined ratio	**81.8%**	87.8%	
Annualised weighted return on average equity	**23.3%**	19.0%	

Financial highlights

- Net income increased to US$95.8 million (30 June 2003: US$50.7 million)
- Annualised weighted return on average equity amounted to 23.3% (30 June 2003: 19.0%)
- Gross premiums written rose to US$935.3 million (30 June 2003: US$747.0 million)
- Net premiums earned increased to US$548.2 million (30 June 2003: US$356.3 million)
- Combined ratio improved to 81.8% (30 June 2003: 87.8%)
- Pro forma net income per share of 62 cents (30 June 2003: 41 cents)
- Interim dividend of 7.8 cents (4.3 pence) per share
- Net asset value of US$5.93 (£3.28) per share as at 30 June 2004

Operational highlights

- Successful start-up of Catlin UK, the Group's third operating platform
- Strong growth of Corporate Direct and Corporate Reinsurance business segments (composed of Catlin Bermuda and Catlin UK), which combined accounted for 27% of consolidated gross premiums written
- Successful start-up of offices in Germany and Australia
- Development of online quotation engine allowing for single data entry

Interim results statement

For six months ended 30 June 2004

Financial Results Catlin Group Limited produced record premium income and net income in its first set of interim results as a listed company. These results reflect the Group's commitment to underwriting profitability and demonstrate the potential of its three-platform underwriting structure.

The Group's income before taxes increased 89% to US$112.6 million (30 June 2003: US$59.6 million) for the first six months of 2004, while net income rose by a similar percentage to US$95.8 million (30 June 2003: US$50.7 million). The Group's annualised return on average equity for the six months rose to 23.3% (30 June 2003: 19.0%; 31 December 2003: 22.1%).

Gross premiums written increased by 25% during the first six months of 2004 to US$935.3 million (30 June 2003: US$747.0 million). Net premiums earned rose by 54% to US$548.2 million (30 June 2003: US$356.3 million), partly driven by the increase in gross premiums written during the first six months of 2004. This also reflects the earning of the additional premium income written in 2002 and 2003 as a result of the increased capacity of the Catlin Syndicate at Lloyd's. The rate of written premium growth is now slowing, and the rate of earned premium growth experienced in the second half of 2003 will not be repeated in the second half of 2004.

At 30 June 2004, unearned premiums on the Group's balance sheet amounted to US$914.0 million (30 June 2003: US$710.0 million), an increase of 29% from the previous year.

During the first six months of 2004, the Group's effective tax rate was 14.9% (30 June 2003: 14.9%). Management believes that this is indicative of the likely tax rate for the full year.

The Group's combined ratio for the first six months of 2004 improved to 81.8% (30 June 2003: 87.8%), reflecting both the Group's focus on underwriting profitability, the favourable underwriting conditions and the relatively benign loss environment during the period.

Based on the share capital structure in place at the time of the Group's initial public offering on 6 April 2004, pro forma net income per share amounted to 62 cents (30 June 2003: 41 cents). As at 30 June 2004, the number of common shares in issue was 154.1 million (30 June 2003 pro forma: 122.9 million). Earnings per share on a reported basis were US$1.19 (30 June 2003: $2.38). The reported earnings per share reflect the change in capital structure at the time of the initial public offering, including the conversion of preference shares to common shares.

Dividend The Board of Directors has declared an interim dividend of 4.3 pence per share, which will be paid on 15 November 2004 to shareholders of record at the close of business

on 15 October 2004. The dividend is determined in dollars but declared in sterling based on the prevailing exchange rate at 30 June 2004. Shareholders may elect to receive their dividend in US dollars based on the prevailing exchange rate at 22 October 2004. The latest date for receipt of forms of election for payment of the dividend in US dollars is 15 October 2004.

Overview of Results and Operations All segments of the business contributed to the Group's excellent performance in the first six months of 2004, with the growth in written premium recorded by the Corporate Direct and Corporate Reinsurance segments particularly strong. These segments, which comprise of the operations of Catlin UK and Catlin Bermuda, accounted for 27% of the Group's consolidated gross premiums in the first six months of 2004 (30 June 2003: 17%). Excluding intra-Group reinsurance transactions, gross premium written in the Corporate Direct and Corporate Reinsurance segments increased to US$197 million in the first six months of 2004 (30 June 2003: US$24 million).

The growth in the Corporate Direct segment was primarily due to the establishment of Catlin UK, which specialises in writing property, casualty and professional indemnity coverages for smaller to midsize UK commercial accounts. Also contributing to the segment's growth was the expansion of Catlin Bermuda's third party insurance underwriting, including the transfer in 2004 of a book of US medical malpractice business previously underwritten by the Catlin Syndicate.

The results of Catlin UK during its start-up phase have fully met our expectations. While it is already an important element of the Group, Catlin UK has potential for further development and growth. For example, an online quotation engine has recently been implemented which allows selected brokers to receive premium quotations rapidly over the internet. We expect the quotation engine to facilitate the underwriting of significant volumes of smaller premium business and provide the capability for single data entry. While the quotation engine is now only being used by Catlin UK for professional indemnity and directors' and officers' liability insurance, it has promising potential to be used for other classes of business written by all three Catlin underwriting platforms.

The gross premiums written in the Corporate Reinsurance segment also increased, though the overall growth in this segment was masked by a reduction in the amount of premiums ceded to Catlin Bermuda by the Catlin Syndicate due to the decision by Lloyd's to reduce the maximum level of qualifying quota share (QQS) reinsurance for all Lloyd's syndicates to 10% of premiums written from the prior 30%. Third-party gross premiums written by the Corporate Reinsurance segment (after elimination of intra-Group reinsurance transactions) increased by 268%, reflecting strong growth in the reinsurance business underwritten by Catlin Bermuda and Catlin UK.

Excellent results were produced by the Lloyd's Direct and Reinsurance segments, which comprise the operations of the Catlin Syndicate. The capacity of the Catlin Syndicate remains at £500 million (US$905 million) for the 2004 year of account, making the Catlin Syndicate one of the 10 largest at Lloyd's in terms of capacity.

Premium rates across all classes of business written by the Group rose by a weighted average of 2% during the first half of 2004. Rate increases were more substantial during the January renewal season than later in the first half. Overall, rate adequacy in all of the Group's business segments remains robust.

While trading conditions were favourable during the six month period, the Group also benefited from its distinctive and effective operating structure. The three underwriting platforms – the Catlin Syndicate at Lloyd's, Catlin Bermuda and Catlin UK – provide the Group with a structure that allows it to underwrite diverse books of business in three of the world's largest insurance marketplaces: Lloyd's, Bermuda and the UK company market. Unlike many other companies operating at Lloyd's, Catlin Group owns 100% of the capacity of its Lloyd's syndicate, which provides the Group with flexibility as to which platform is best suited to underwrite a particular account. The Group's Bermuda domicile provides additional flexibility, including tax and other financial benefits.

Catlin Germany in Cologne, which was established in late 2003, began underwriting cash in transit and other types of specie coverage on behalf of the Catlin Syndicate with effect from 1 January 2004, and has already produced new, quality business for the Syndicate. In addition, the Group established a representative office in Sydney, Australia, in early 2004. This modest start-up operation is expected to lead to increased business for the Group from Australia and New Zealand.

The Group continued its conservative investment philosophy during the period. Assets are primarily invested in fixed maturities and cash and cash equivalents. The annualised investment return for the period was 1.7%.

The Group successfully completed its initial public offering of common shares on 6 April 2004 when Catlin Group shares began to trade unconditionally on the London Stock Exchange. The offering raised US$182 million net of expenses. Those funds are being used to support the Group's increased premium income and other initiatives. As a result of the funds raised in the IPO and retained earnings, the stockholders' equity of the Group increased to US$913.2 million at 30 June 2004 (30 June 2003: US$560.6 million).

Segmental Information The Group's underwriting results by segment are presented prior to adjustments necessary to eliminate intra-Group reinsurance transactions on consolidation. Administrative and other expenses are managed on a Group basis and are allocated between segments based on net premiums earned.

During 2004 the Group changed its method of calculating its expense ratio to follow market practice more closely. Previously, all expenses were included in the calculation, whereas now Group financing costs and amortisation expense are excluded. Comparative figures are also presented on this revised basis.

Six months ended 30 June 2004

	Lloyd's Direct US$'000	Lloyd's Reinsurance US$'000	Corporate Direct US$'000	Corporate Reinsurance US$'000	Intra-group reinsurance eliminations US$'000	Total US$'000
Gross premiums written	557,725	180,561	116,105	139,661	(58,752)	935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(24,941)	(1,703)	58,752	(139,958)
Net premiums written	408,186	158,034	91,164	137,958	–	795,342
Change in unearned premiums	(84,228)	(71,494)	(74,701)	(16,689)	–	(247,112)
Net premiums earned	323,958	86,540	16,463	121,269	–	548,230
Losses and loss expenses	(166,503)	(29,448)	(10,535)	(59,618)	–	(266,104)
Expenses	(126,842)	(26,726)	(7,195)	(25,726)	–	(186,489)
Net underwriting result	30,613	30,366	(1,267)	35,925	–	95,637
Loss ratio	51.4	34.0	64.0	49.2		48.5
Expense ratio	38.4	30.2	43.0	20.5		33.3
Combined ratio	89.8	64.2	107.0	69.7		81.8

Six months ended 30 June 2003

	Lloyd's Direct US$'000	Lloyd's Reinsurance US$'000	Corporate Direct US$'000	Corporate Reinsurance US$'000	Intra-group eliminations US$'000	Total US$'000
Gross premiums written	528,379	194,878	1,744	126,178	(104,175)	747,004
Reinsurance premiums ceded	(156,177)	(37,436)	(104)	–	104,175	(89,542)
Net premiums written	372,202	157,442	1,640	126,178	–	657,462
Change in unearned premiums	(142,319)	(87,686)	(990)	(70,162)	–	(301,157)
Net premiums earned	229,883	69,756	650	56,016	–	356,305
Losses and loss expenses	(107,891)	(24,393)	(389)	(32,679)	–	(165,352)
Expenses	(112,648)	(29,395)	(86)	(8,934)	–	(151,063)
Net underwriting result	9,344	15,968	175	14,403	–	39,890
Loss ratio	46.9	35.0	59.9	58.3		46.4
Expense ratio	48.0	41.1	12.4	14.9		41.4
Combined ratio	94.9	76.1	72.3	73.2		87.8

Interim results statement (cont.)

For six months ended 30 June 2004

Second quarter 2004 forecasts for Catlin Syndicate at Lloyd's The forecasts relating to the 2002 and 2003 years of account of the Catlin Syndicate (Syndicate 2003), which is managed by Catlin Underwriting Agencies Limited, remain unchanged from those announced at the end of the first quarter.

The forecasts, which are set out below, are expressed as a percentage of capacity based on figures as at 30 June 2004:

Year of account	Capacity (£m)	Current forecast (%)	Previous forecast (%)
2002	£274.6	10.0% – 15.0%	10.0% – 15.0%
2003	£500.0	13.5% – 18.5%	13.5% – 18.5%

Outlook We are encouraged by our operating results in the first six months of 2004. Barring a major catastrophe or other unforeseen event, this performance gives us confidence for a satisfactory outcome for the full year. While Hurricanes Charley and Frances caused considerable insured damage and loss of life in Florida within the past month, the combined impact of these two storms on the Group is currently estimated at US$40 million to US$60 million, net of reinsurance recoveries. This amount is within our planning assumptions and should not have a significant impact on the Group's expected financial returns for the full year. It is too early to assess with any degree of precision the impact of Hurricane Ivan, which is expected to reach the United States after the release of this statement. The net impact to the Group depends on the strength of the storm and its course, and we are assessing our loss scenarios on a continuous basis.

Our proven underwriting discipline, including our focus on underwriting for profit, combined with our realistic and flexible approach to managing underwriting cycles will benefit shareholders in the periods ahead.

Stephen Catlin Chief Executive 14 September 2004

Consolidated balance sheets

(US Dollars in thousands, except share amounts)

	June 30, 2004 $000 (unaudited)	June 30, 2003 $000 (unaudited)	Dec 31, 2003 $000 (audited)
Assets			
Investments			
Fixed maturities, available-for-sale (amortized cost 2004: $1,080,859; June 2003: $198,171; Dec 2003: $750,051)	**$1,079,129**	$199,374	$755,905
Short-term investments	**52,701**	121,065	153,101
Cash and cash equivalents	**579,261**	686,470	325,667
Investment in associate	**2,361**	2,249	2,542
Total investments	**1,713,452**	1,009,158	1,237,215
Accrued investment income	**10,408**	3,405	9,281
Premiums and other receivables	**720,518**	552,208	472,706
Reinsurance recoverable (net of allowance of 2004: $10,588; June 2003: $9,151; Dec 2003: $9,097)	**255,680**	258,410	287,165
Deposit with reinsurer	**60,606**	94,470	94,470
Reinsurers' share of unearned premiums	**96,252**	85,370	38,287
Deferred acquisition costs	**185,618**	144,789	130,185
Intangible assets and goodwill (accumulated amortization 2004: $25,266; June 2003: $21,580; Dec 2003: $23,257)	**69,374**	66,447	70,531
Deferred tax asset	**–**	15,235	7,082
Other assets	**81,400**	35,336	45,542
Total assets	**$3,193,308**	$2,264,828	$2,392,464
Liabilities and Stockholders' Equity			
Liabilities:			
Unpaid losses and loss expenses	**$1,085,491**	$758,279	$962,535
Unearned premiums	**914,015**	710,048	612,325
Deferred gain	**19,418**	29,089	29,089
Reinsurance payable	**113,148**	112,134	43,520
Deferred tax liability	**6,707**	–	–
Notes payable	**50,359**	50,358	50,107
Accounts payable and other liabilities	**90,919**	44,333	56,251
Total liabilities	**$2,280,057**	$1,704,241	$1,753,827

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheets

(US Dollars in thousands, except share amounts)

	June 30, 2004 $000 (unaudited)	June 30, 2003 $000 (unaudited)	Dec 31, 2003 $000 (audited)
Stockholders' Equity:			
Preference shares			
Class A cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized 110,000,000; Issued and outstanding 15,000,000)	–	$7	$2
Class B-1 cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized 470,000,000; Issued and outstanding 457,000,000)	–	46	46
Class B-2 cumulative convertible preference shares, par value $0.0001 (June and Dec 2003: Authorized, issued and outstanding 25,000,000)	–	2	2
Common shares			
Ordinary common shares, par value $0.0001 (2003: Authorized 300,000,000; June 2003: Issued and outstanding 75,000,000; Dec 2003: Issued and outstanding 75,109,082)	–	7	8
Ordinary common shares, par value $0.01 Authorized 250,000,000; Issued and outstanding 154,071,925	**1,541**	–	–
Additional paid-in capital	**715,167**	531,211	533,276
Accumulated other comprehensive (loss)	**(6,012)**	(1,108)	(1,406)
Retained earnings	**202,555**	30,422	106,709
Total stockholders' equity	**913,251**	560,587	638,637
Total liabilities and stockholders' equity	**$3,193,308**	$2,264,828	$2,392,464

Approved by the Board of Directors on September 13, 2004

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of operations (unaudited)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

	2004	2003
Revenues		
Gross premiums written	**$935,300**	$747,004
Reinsurance premiums ceded	**(139,958)**	(89,542)
Net premiums written	**795,342**	657,462
Change in unearned premiums	**(247,112)**	(301,157)
Net premiums earned	**548,230**	356,305
Net investment income	**18,867**	13,087
Net realized gains/(losses) on investments	**1,223**	(1,494)
Net realized (losses)/gains on foreign currency exchange	**(3,160)**	8,102
Other income	**60**	20
Total revenues	**565,220**	376,020
Expenses		
Losses and loss expenses	**266,104**	165,352
Policy acquisition costs	**142,858**	126,499
Administrative expenses	**28,309**	18,372
Other expenses	**15,322**	6,192
Total expenses	**452,593**	316,415
Income before income tax charge	**112,627**	59,605
Income tax charge	**(16,781)**	(8,879)
Net income	**$95,846**	$50,726
Earnings per common share		
Basic	**$1.19**	$2.38
Diluted	**$1.10**	$0.38

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of changes in stockholders' equity and accumulated other comprehensive income (unaudited)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

	Common Stock	Preference Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Total Stockholders' Equity
Balance January 1, 2003	$7	$55	$530,304	$(20,304)	$(1,075)	$508,987
Comprehensive income:						
Net income	–	–	–	50,726	–	50,726
Other comprehensive loss	–	–	–	–	(33)	(33)
Total comprehensive income	–	–	–	50,726	(33)	50,693
Stock option scheme expense	–	–	907	–	–	907
Balance June 30, 2003	$7	$55	$531,211	$30,422	$(1,108)	$560,587
Balance January 1, 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:						
Net income	–	–	–	95,846		95,846
Other comprehensive loss	–	–	–	–	(4,606)	(4,606)
Total comprehensive income	–	–	–	95,846	(4,606)	91,240
Payment of PIK dividend	4		(4)	–		–
Redesignation of preference shares	50	(50)	–	–		–
19-1 bonus issue	1,167	–	(1,167)	–		–
Global Offer	312	–	182,092	–	–	182,404
Stock option scheme expense	–	–	970	–		970
Balance June 30, 2004	$1,541	–	$715,167	$202,555	$(6,012)	$913,251

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flows (unaudited)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

	2004	2003
Cash flows provided by operating activities		
Net income	95,846	50,726
Adjustments to reconcile net income to net cash provided by operations		
Amortization and depreciation	5,126	3,220
Amortization/accretion of discounts of fixed maturities	(955)	686
Net realized (gains)/losses on investments	(1,224)	1,495
Unpaid losses and loss expenses	112,902	39,976
Unearned premiums	296,655	316,679
Premiums and other receivables	(251,791)	(210,289)
Deferred acquisition costs	(54,290)	(76,557)
Reinsurance payable	65,970	41,255
Reinsurance recoverable	35,977	13,528
Deposit with reinsurer	33,864	14,730
Reinsurers' share of unearned premiums	(52,591)	(20,645)
Deferred gain	(10,811)	–
Accounts payable and other liabilities	35,210	3,873
Deferred tax asset/liability	3,048	13,606
Other	(14,953)	(5,500)
Net cash flows provided by operating activities	297,983	186,783
Cash flows used in investing activities		
Purchases of fixed maturities	(601,327)	(262,056)
Purchases of short-term investments	(494,193)	(63,484)
Proceeds from sales of fixed maturities	247,606	181,656
Proceeds from maturities of fixed maturities	26,346	29,721
Proceeds from sales of short-term investments	600,118	36,660
Purchase of intangible assets	(346)	–
Purchases of property and equipment	(6,893)	(3,283)
Proceeds from sales of property and equipment	1	–
Net cash flows used in investing activities	(228,688)	(80,786)
Cash flows provided by financing activities		
Net proceeds from issuance of common shares	182,404	–
Proceeds from notes payable	–	50,571
Repayment of notes payable	–	(87)
Proceeds from short-term debt	552	–
Repayments of short-term debt	(119)	–
Net cash flows provided by financing activities	182,837	50,484
Net increase in cash and cash equivalents	252,132	156,481
Cash and cash equivalents – beginning of period	325,667	523,536
Foreign exchange difference	1,462	6,453
Cash and cash equivalents – end of period	$579,261	$686,470

Supplemental cash flow information

Taxes paid	$105	$576
Interest paid	$298	–

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements (unaudited)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

1. Basis of Preparation

The unaudited interim financial statements have been prepared in accordance with the accounting policies set out in the consolidated financial statements for the year ended December 31, 2003.

2. Segmental Information

The Group organizes its business through four segments, with related supporting service and holding companies, as follows: Lloyd's Direct and Lloyd's Reinsurance; Corporate Direct and Corporate Reinsurance.

Net income before tax by operating segment before intra-Group reinsurance eliminations for the half year ended June 30, 2004 is as follows:

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations $'000	Total $'000
Gross premiums written	557,725	180,561	116,105	139,661	(58,752)	935,300
Reinsurance premiums ceded	(149,539)	(22,527)	(24,941)	(1,703)	58,752	(139,958)
Net premiums written	408,186	158,034	91,164	137,958	–	795,342
Net premiums earned	323,958	86,540	16,463	121,269	–	548,230
Losses, loss expenses and profit commissions	(166,503)	(29,448)	(10,535)	(59,618)	–	(266,104)
Acquisition costs	(105,452)	(21,012)	(6,108)	(17,719)	7,433	(142,858)
Administration expenses	(16,728)	(4,469)	(850)	(6,262)	–	(28,309)
Other expenses	(4,662)	(1,245)	(237)	(1,745)	(7,433)	(15,322)
Net underwriting result	30,613	30,366	(1,267)	35,925	–	95,637
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	11,871	3,171	604	4,444	–	20,090
Net realised gains/(losses) on foreign currency exchange	(1,867)	(499)	(95)	(699)	–	(3,160)
Other income	35	9	3	13	–	60
Net income/(loss) before income taxes	40,652	33,047	(755)	39,683	–	112,627
Total revenue	333,997	89,221	16,975	125,027	–	565,220

Net income before tax by operating segment before intra-Group reinsurance eliminations for the half year ended June 30, 2003 is as follows:

	Lloyd's Direct $'000	Lloyd's Reinsurance $'000	Corporate Direct $'000	Corporate Reinsurance $'000	Intra-group eliminations $'000	Total $'000
Gross premiums written	528,379	194,878	1,744	126,178	(104,175)	747,004
Reinsurance premiums ceded	(156,177)	(37,436)	(104)	–	104,175	(89,542)
Net premiums written	372,202	157,442	1,640	126,178	–	657,462
Net premiums earned	229,883	69,756	650	56,016	–	356,305
Losses, loss expenses and profit commissions	(107,891)	(24,393)	(389)	(32,679)	–	(165,352)
Acquisition costs	(99,641)	(25,448)	(50)	(5,765)	4,405	(126,499)
Administration expenses	(11,854)	(3,597)	(33)	(2,888)	–	(18,372)
Other expenses	(1,153)	(350)	(3)	(281)	(4,405)	(6,192)
Net underwriting result	9,344	15,968	175	14,403	–	39,890
Other income and expenses:						
Net investment income and net realised gain/(loss) on investments	7,481	2,269	21	1,822	–	11,593
Net realised gains/(losses) on foreign currency exchange	5,227	1,586	15	1,274	–	8,102
Other income	13	4	–	3	–	20
Net income/(loss) before income taxes	22,065	19,827	211	17,502	–	59,605
Total revenue	242,604	73,615	686	59,115	–	376,020

Total assets by segment at June 30, 2004 and 2003 are as follows:

	2004 $'000	2003 $'000
Lloyd's Direct	**1,135,047**	1,124,928
Lloyd's Reinsurance	**252,693**	171,099
Corporate Direct	**80,670**	785
Corporate Reinsurance	**440,477**	236,923
Other	**1,853,224**	1,046,287
Consolidation adjustments	**(568,803)**	(353,929)
Total assets	**3,193,308**	2,226,093

'Other' in the table above includes assets such as investments and cash and cash equivalents which are not allocated to individual segments.

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

3. Investments

Fixed maturities

The fair values and amortized costs of fixed maturities at June 30, 2004 and 2003 are as follows:

	2004 Fair Value	2004 Amortized Cost	2003 Fair Value	2003 Amortized Cost
US government and agencies	$511,466	$510,603	$71,285	$71,291
Non-US governments	41,412	41,538	8,229	8,088
Corporate securities	273,679	275,397	38,836	38,192
Asset-backed securities	252,572	253,321	81,024	80,600
Total fixed maturities	$1,079,129	$1,080,859	$199,374	$198,171

The gross unrealized gains and losses related to fixed maturities at June 30, 2004 and 2003 are as follows:

	2004 Gross Unrealized Gains	2004 Gross Unrealized Losses	2003 Gross Unrealized Gains	2003 Gross Unrealized Losses
US government and agencies	$2,970	$2,107	$444	$450
Non-US governments	16	142	154	13
Corporate securities	224	1,942	659	14
Asset-backed securities	129	878	494	71
Total fixed maturities	$3,339	$5,069	$1,751	$548

The net realized gains/(losses) on fixed maturities for the six months ended June 2004 were $1,116 (2003: $(1,348)).

Fixed maturities at June 30, 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair Value	Amortized Cost
Due in one year or less	$188,267	$188,681
Due after one through five years	330,847	332,384
Due after five years through ten years	306,512	305,524
Due after ten years	931	949
Asset-backed securities	252,572	253,321
Total	$1,079,129	$1,080,859

Restricted Assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also utilizes trust funds in certain large transactions where the trust funds are set up for the benefit of the ceding companies, and generally take the place of Letter of Credit ('LOC')

requirements. The total value of these restricted assets by category at June 30, 2004 and 2003 are as follows:

	2004	2003
Fixed maturities, available for sale	**$445,409**	$109,666
Short-term investments	**37,102**	90,077
Cash and cash equivalents	**126,462**	100,726
Total restricted assets	**$608,973**	$300,469

The Group also has cash and short-term investments in segregated portfolios primarily to provide collateral or guarantees for LOCs as described in Note 6.

4. Unpaid Losses and Loss Expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believe they have made a reasonable estimate of the level of reserves at June 30, 2004 and 2003.

The reconciliation of unpaid losses and loss expenses for the six months ended June 30, 2004 and 2003 is as follows:

	2004	2003
Gross unpaid losses and loss expenses, beginning of period	**$962,535**	$695,168
Reinsurance recoverable on loss and loss expenses	**(242,187)**	(214,174)
Net unpaid losses and loss expenses beginning of period	**720,348**	480,994
Incurred losses and loss expenses for claims related to:		
Current year	**281,934**	165,122
Prior years	**(15,830)**	230
Total incurred losses and loss expenses	**266,104**	165,352
Paid losses and loss expenses for claims related to:		
Current year	**(22,385)**	(5,543)
Prior years	**(87,196)**	(87,256)
Total paid losses and loss expenses	**(109,581)**	(92,799)
Foreign exchange adjustment	**5,043**	(4,480)
Net unpaid losses and loss expenses end of period	**881,914**	549,067
Reinsurance recoverable on loss and loss expenses	**203,577**	209,212
Gross unpaid losses and loss expenses, end of period	**$1,085,491**	$758,279

As a result of the changes in estimates of insured events in prior years, the half-year 2004 provision for losses and loss expenses net of reinsurance recoveries decreased by $15,830 (2003: increase of $230).

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

The Group's estimated gross loss for the September 11, 2001 event at June 30, 2004, is $133,468 (2003: $136,603). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $1,200 (2003: $800) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. The net loss at June 30, 2004 is estimated to be $23,934 (2003: $24,497) and reflects anticipated reinsurance recoveries based on a single event assumption.

5. Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2004 Premiums Written	2004 Premiums Earned	2003 Premiums Written	2003 Premiums Earned
Direct	$673,830	$481,925	$530,123	$325,294
Assumed	261,470	147,705	216,881	95,846
Ceded	(139,958)	(81,400)	(89,542)	(64,835)
Net Premiums	$795,342	$548,230	$657,462	$356,305

The Group's provision for reinsurance recoverable as of June 30, 2004 and 2003 is as follows:

	2004	2003
Gross reinsurance recoverable	$266,268	$267,561
Provision for uncollectible balances	(10,588)	(9,151)
Net reinsurance recoverable	$255,680	$258,410

The Group holds collateral against certain reinsurance recoverable positions, totaling $60,606 (2003: $94,470).

6. Notes Payable, Debt and Financing Arrangements

In November 2003, the Group entered into a $350 Million Letter of Credit/Revolving Loan Facility (the 'Club Facility'). The following was outstanding under the Club Facility as at June 30, 2004:

- Debt outstanding was $50 million, in the form of a 364-day $100 million revolving facility with a one year term-out option. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 85 basis points and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 12.5%, sufficient to repay the loan at any time. The undrawn portion of the facility costs 35 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than November 22, 2005.

- As security for its underwriting, CSL has deposited with Lloyd's a clean, irrevocable standby letter of credit ('LOC') amounting to $184,168 (£101,750). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on November 24, 2003 and has an initial expiry date of December 31, 2008. Collateral of $45 million must be provided by June 30, 2005 and a further $30 million by June 30, 2006. This LOC costs 130 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 50 basis points per annum.

- A second, 1-year $50 million Standby LOC facility is available for utilization by CICL. At June 30, 2004, $3,975 in LOC's were outstanding, of which $2,046 are issued by CICL Bermuda. Collateral of 112.5% of 50% of the face value of the utilised portion of the LOC issued by CICL Bermuda must be provided. This LOC facility costs 125 basis points on the unsecured component and 25 basis points on the secured. The unutilized portion of the LOC costs 35 basis points per annum.

Notes to the consolidated financial statements (unaudited) (cont.)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

7. Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary are not required to pay any taxes in Bermuda on their income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company will be exempt from taxation in Bermuda until March 2016.

Income from the Group's operations at Lloyd's is subject to United Kingdom corporation taxes. Lloyd's is required to pay US income tax on US connected income ('US income') written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the IRS. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group's Corporate Members are also subject to this arrangement but, as UK domiciled companies, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.

The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax provisions for the six months ended June 30, 2004 and 2003 are as follows:

	2004	2003
Current tax expense	–	$6,188
Deferred tax expense/(benefit)	**$16,781**	$2,691
Expense/(benefit) for income taxes	**$16,781**	$8,879

8. Stockholders' Equity

The following is a detail of the number and par value of common shares authorized, issued and outstanding as of June 30, 2004 and 2003:

2004

	Authorized		Issued and Outstanding	
	Number of Shares '000	Par Value $'000	Number of Shares '000	Par Value $'000
Ordinary common shares, par value $0.01 per share	**250,000**	**$2,500**	**154,072**	**$1,541**
Total	**250,000**	**$2,500**	**154,072**	**$1,541**

2003

	Authorized		Issued and Outstanding	
	Number of Shares '000	Par Value $'000	Number of Shares '000	Par Value $'000
Ordinary common shares, par value $0.0001 per share	300,000	$30	75,000	$7
Total	300,000	$30	75,000	$7

On July 4, 2002, the Company reorganized its existing share structure. This involved the reclassification of all authorized and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganization.

Following this reorganization, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising.

All Class A and Class B preference shares were convertible into ordinary common shares and were not redeemable. Each preference share was convertible into one ordinary common share. Preference shares accrued a dividend of 6 percent per annum compounding semi-annually and preference dividends were not taken in cash but rather through an issue of new ordinary common shares.

The Company byelaws incorporated an adjustment mechanism whereby the share capital of the Company would be adjusted, based on a formula relating to the December 31, 2001 net asset value of the Group, as at December 31, 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment was reflected in the financial statements at December 31, 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

On April 6, 2004, the Group completed its initial public offering ('IPO') and was admitted to the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place. Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were exercised. All preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.

The Group raised $200 million ($182 million net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

Following the capital changes and the IPO, the Company has 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

9. Earnings per Share

Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i) Class A cumulative redeemable preference shares;
(ii) Class B-1 cumulative redeemable preference shares;
(iii) Class B-2 cumulative redeemable preference shares;
(iv) Employee stock option plan; and
(v) Warrants

Reconciliation of the earnings for the half year ended June 30, 2004 and 2003 used in the calculations are set out below:

	2004 $'000	2003 $'000
Net income attributable to stockholders	95,846	50,726
Less: preference dividends	–	(15,009)
Diluted earnings attributable to ordinary stockholders	**95,846**	35,717

Reconciliations of the number of shares as at June 30, 2004 and 2003 used in the calculations are set out below. Share numbers at June 30, 2003 have been restated for the effects of the 19-to-1 bonus issue and the 100-to-1 share consolidation that took place immediately prior to the IPO.

	2004 Number	2003 Number
Weighted average number of shares	**80,676,699**	15,000,000
Dilution effect of warrants	**4,700,181**	4,630,273
Dilution effect of stock options	**1,457,517**	1,430,499
Dilution effect of convertible participating preference shares	**–**	109,400,000
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	**–**	2,850,948
Weighted average number of shares on a diluted basis	**86,834,397**	133,311,720

10. Subsequent Events

On August 10, the 364-day $100 million revolving facility with a one year term-out option, part of the Club Facility, was reduced to $50 million, the amount currently outstanding.

11. Reconciliation to UK GAAP

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from UK GAAP.

The following statements summarize the material adjustments, gross of their tax effect, which reconcile the net income attributable to group stockholders and the stockholders' equity under US GAAP to the amounts which would have been reported had UK GAAP been applied.

Net income		Six months ended June 30	
	Note	2004 $'000	2003 $'000
Net income under US GAAP		**95,846**	50,726
Adjustment for:			
Deferral of acquisition costs	(a)	**–**	(6,002)
Stop loss accounting	(b)	**(10,811)**	(6,133)
Goodwill amortization	(c)	**(1,723)**	(1,550)
Translation differences	(d)	**2,535**	953
Unrealized appreciation on investments	(e)	**(7,822)**	(1,044)
Taxation	(f)	**2,915**	7,068
Profit/(loss) after taxation under UK GAAP		**80,940**	44,018
Payment in kind dividend	(g)	**–**	(15,009)
Retained profit under UK GAAP		**80,940**	29,009

Notes to the consolidated financial statements (unaudited) (cont.)

For the six months ended June 30, 2004 and 2003 (US Dollars in thousands, except share amounts)

Stockholders' equity

	Note	At June 30 2004 $'000	2003 $'000
Stockholders' equity under US GAAP		**913,251**	560,587
Adjustment for:			
Stop loss accounting	(b)	**18,278**	29,089
Goodwill amortization	(c)	**(8,218)**	(4,649)
Taxation	(f)	**(5,484)**	(8,449)
Stockholders' equity under UK GAAP		**917,827**	576,578

(a) Under US GAAP, the Group's accounting policy for deferred acquisition costs ('DAC') defers only those costs directly associated with acquisition of policies, primarily commissions and other premium levies. Under UK GAAP, the Group applied a broader definition of DAC such that, in addition to costs deferred under US GAAP, certain other operating costs were deferred. The Group followed this approach under UK GAAP for all financial years up to and including 2002. From 2003 onwards, the Group's accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

(b) Under US GAAP, the whole account stop loss contract, purchased by syndicate 2003 to protect underwriting years up to and including 2001, has been accounted for as a deposit due to its retroactive nature, in accordance with SFAS 113. As a result, the indemnity amount due under the contract is treated as a deferred gain to be released to income as recoveries are made from the reinsurer. Under UK GAAP, this contract has been accounted for as reinsurance and therefore the full indemnity amount has been recognized as a reinsurance recovery in 2001. No deferred gain is recognized in the UK GAAP balance sheet, resulting in a corresponding increase in stockholders' equity.

(c) Under US GAAP, goodwill has not been amortized in accordance with the provisions of SFAS 142, starting with its implementation in 2002. Prior to 2002, goodwill was being amortized over 20 years. Under UK GAAP, this goodwill is amortized on a straight line basis over a period of 10 years. This results in US GAAP stockholders' equity exceeding that applicable under UK GAAP with effect from the 2002 year.

(d) Translation differences on the translation of functional currency assets and liabilities into US dollars are recognized in other comprehensive income under US GAAP. Under UK GAAP, these items are reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(e) Unrealized appreciation/(depreciation) on investments is recognized in other comprehensive income under US GAAP. Under UK GAAP, this is reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

(f) All of the reconciling items are presented before tax. This line item represents the tax effect of all of the reconciling items.

(g) Under US GAAP, this dividend does not affect income or stockholders' equity, being paid as an issue of new capital. Under UK GAAP, the dividend is treated as an expense in the statement of operations, offset by a specific appropriation of stockholders' equity. Accordingly, there is no difference in total stockholders' equity between US and UK GAAP.

Independent review report to the Board of Directors and Shareholders of Catlin Group Limited

For the six months ended 30 June 2004

Introduction We have been instructed by the Company to review the financial information which comprises the consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in stockholders' equity and accumulated other comprehensive income, consolidated statements of cash flows as at 30 June 2004, comparative figures and associated notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom and United States Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the addressees for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers
Bermuda
13 September 2004

Notes:

a) The maintenance and integrity of the Catlin Group Limited website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Directors and Advisors

Board of Directors
Sir Graham Hearne, Chairman
Stephen Catlin, Chief Executive Officer
Christopher Stooke, Chief Financial Officer
Alan Bossin
Michael Crall
Michael Eisenson
Mark Gormley
Richard Haverland
Michael Hepher
John Marion
Nicholas Paumgarten
William Spiegel

Company Secretary
Daniel Primer

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Registrar
Capital IRG (Offshore) Limited
Victoria Chambers
Liberation Square
1/3 The Esplanade
St Helier JE2 3QA
Jersey
UK Tel: + 44 (0)20 8639 2000

ADR Depository
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
USA

Auditors
PricewaterhouseCoopers
Dorchester House
7 Church Street
Hamilton HM11
Bermuda

Legal Advisors
Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA
United Kingdom

Brokers
Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 4AA
United Kingdom

Principal Bankers
JPMorgan Chase Bank
125 London Wall
London EC2Y 5AJ
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

ING Bank N.V.
60 London Wall
London EC2M 5TQ
United Kingdom

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Catlin Group Limited
Cumberland House
6th Floor
1 Victoria Street
Hamilton
Bermuda HM 11
Telephone: +1 441 296 0060
Fax: +1 441 296 6016

www.catlin.com